SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of June 2017

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1. English press release entitled, “Filing of Extraordinary Report”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 29, 2017	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President & CFO
ORIX Corporation

June 29, 2017

FOR IMMEDIATE RELEASE

Filing of Extraordinary Report

TOKYO, Japan – June 29, 2017 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it filed an extraordinary report with the Director-General of the Kanto Financial Bureau in Japan concerning the results of the exercise of voting rights at the 54th General Meeting of Shareholders of ORIX Corporation held on June 27, 2017 (the “Meeting”).

1. Reason for Filing

Given that the resolutions were made for proposals to be acted upon at the Meeting, ORIX Corporation filed the extraordinary report pursuant to Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Description of Report

(1)	Date on which the Meeting was held

June 27, 2017

(2)	Matters Resolved

Proposal 1.        Partial Amendments to the Articles of Incorporation

In order to reflect more accurately the current business activities of the Company and its subsidiaries, and for the purpose of clarifying the purposes of business, the Company proposes to add a new business item in the provision of Article 2 of the current Articles of Incorporation.

Proposal 2.        Election of Twelve (12) Directors

Messrs. Makoto Inoue, Kazuo Kojima, Yuichi Nishigori, Kiyoshi Fushitani, Hideaki Takahashi, Robert Feldman, Takeshi Niinami, Nobuaki Usui, Ryuji Yasuda, Heizo Takenaka and Ms. Eiko Tsujiyama were reelected and reappointed as Directors, and Mr. Stan Koyanagi was newly elected and appointed as a Director.

-more-

(3)	Number of voting rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the requirements for Approval and voting results thereof

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Proposal 1	9,961,110	6,795	1,205	99.64	Approved
Proposal 2
Makoto Inoue	9,864,339	104,582	1,205	98.67	Approved
Kazuo Kojima	9,871,471	97,469	1,205	98.74	Approved
Yuichi Nishigori	9,871,273	97,667	1,205	98.74	Approved
Kiyoshi Fushitani	9,866,269	102,671	1,205	98.69	Approved
Stan Koyanagi	9,870,794	98,151	1,205	98.74	Approved
Hideaki Takahashi	9,629,415	339,525	1,205	96.32	Approved
Eiko Tsujiyama	9,848,803	120,127	1,205	98.52	Approved
Robert Feldman	9,902,457	66,489	1,205	99.05	Approved
Takeshi Niinami	9,787,747	181,199	1,205	97.91	Approved
Nobuaki Usui	9,870,944	97,989	1,205	98.74	Approved
Ryuji Yasuda	9,897,512	71,420	1,205	99.00	Approved
Heizo Takenaka	9,899,465	69,481	1,205	99.02	Approved

(Notes) Approval requirements for the adoption of each proposal are as follows;

•	Approval of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the Meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for adoption of proposal 1.

•	Approval of a majority of the voting rights held by the shareholders present at the Meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for adoption of proposal 2.

(4)	Reason for Not Counting a Portion of the Voting Rights of the Shareholders Present at the General Meeting of Shareholders

Since the results of all the proposals were conclusively decided by the exercise of the voting rights prior to the Meeting and a portion of shareholders in attendance at the Meeting, only the number of voting rights for approval, disapproval and abstentions of the shareholders present at the Meeting, which ORIX Corporation was able to confirm, including those of the shareholders present by proxy, has been counted.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation - driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 36 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2016 – March 31, 2017.”